EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

November 28, 2011	NYSE - Amex: ASM TSX-V: ASM Berlin & FSE: GV6

OPERATIONAL UPDATE

Avino Silver and Gold Mines Ltd. (the “Company” or “Avino”) is pleased to provide the following update of activities at its Avino’s mine operation located near Durango, Mexico.

SAN GONZALO DEVELOPMENT

The decline from level 2 to level 3 has advanced 384 metres to date, and a total of 45 metres remain to go until the level 3 elevation of 2215 metres is reached. The service raise connecting the ramp from level 3 with level 2 has been completed and ventilation at the working face of the ramp has improved significantly. A new 3.5 yd scoop has been purchased and put into service. Mine productivity has improved now that the two newly purchased scoops are in operation.

Avino expects to have all the permits in place for the construction of the power line to San Gonzalo soon. All the materials for this project have been ordered and are on site ready for installation. The approval process has taken longer than expected.

Work on stope 2-200 has been completed. The mineralized material is being extracted from the stope and hauled to the surface stockpile located near the crushing plant. The calculated tonnage of this stope is 3723 tonnes with an estimated grade of 300 g/t and 1.2 g/t silver and gold respectively. This resource is not in the original 43-101 resource estimate prepared by Orequest. The continuity of this mineralized block above level 1 is currently being evaluated.

Total stockpile tonnage to date is 8507 tonnes and it consists of development material and mineralized material from stopes 2-200 and 2-080.

MILLING

Milling operations have continued with the processing of the old Avino ET stockpiles at the rate of approximately 180 tpd. The feed grades are highly variable depending on the location of the material. Typical silver feed grade ranges from 60 to 120 g/t and gold from 0.6 to 1.5 g/t. Copper values are low and ranges from 0.1 to 0.2%. The concentrate produced grades about 2 kg/t silver and 30 g/t gold.

A sale of over 200 tonnes of this concentrate was made last month and the provisional payment was received in late October 2011. The final payment of this lot will be made once the assays have been completed.

There is still a balance of approximately 250 tonnes of concentrate on hand. A deal for the sale of this product is being negotiated.

Avino has approximately 10,000 to 12,000 tonnes of the old stockpile material remaining which will take approximately two months to complete the processing of this material.

DRILLING

The proposed drilling program on San Gonzalo to determine the feeder systems for the San Gonzalo deposit has been completed. Assays are pending and will be released once they become available.

The project is under the supervision of Jasman Yee, P.Eng, who is a qualified person within the context of National Instrument 43-101 and has prepared and approved the technical data in this news release.

Founded in 1968, Avino's mission is to create shareholder value through profitable organic growth at the historic Avino property near Durango, Mexico. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the community in which we operate.

Our primary goal is to build a multi-million ounce-per-year silver producer. Our specific objectives are to achieve full time commercial production as soon as possible, expand resources, reserves and the mines output as well as to identify, explore and develop new targets on the property.

Avino remains in a good financial position; is debt free and well-funded to continue its development plans.

For further information contact us at ir@avino.com or visit our website at www.avino.com.

ON BEHALF OF THE BOARD

“David Wolfin”
______________________________
David Wolfin, President

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Avino Silver & Gold Mines Ltd. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.